UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Launches World’s First Plug-and-Play Technology to Simplify the Complex Internet of Things

Modules and routers with pre-integrated global connectivity, IoT management and security reduce time to market, streamline operations and enable business model flexibility

BARCELONA, Spain--(BUSINESS WIRE)--February 26, 2017--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced the world’s first ‘plug-and-play’ cellular modules and routers with pre-integrated global connectivity, IoT operation management and security. This new technology will dramatically reduce the time to launch IoT solutions, streamline operations and enable business model flexibility, thereby accelerating the global IoT economy.

These new cellular modules and routers enable customers to select a single pre-certified solution to instantaneously connect and remotely manage a fleet of IoT products and services across the globe, and over the lifetime of the deployment. This is a vast improvement to today’s practice of procuring devices, then sourcing multiple connectivity subscriptions and SIM cards for global coverage, and finally integrating disparate provisioning and management platforms.

“The complexity of deploying IoT solutions is the biggest challenge for businesses today,” said Philippe Guillemette, CTO, Sierra Wireless. “Our new technology is much more than a SIM in a device, it’s an industry breakthrough that truly simplifies the IoT ecosystem. Our customers can focus on transforming their business and rely on Sierra Wireless to securely connect, monitor and collect data from their devices, at the right time, with the right SLA, and at the right cost.”

With built-in security from device, through the mobile network, to the cloud, Sierra Wireless’ innovative technology allows users to remotely provision and change connectivity providers over the air without ever physically accessing their devices. This reduces risk and gives companies the flexibility to develop and scale IoT applications and services over time and around the world.

“Sierra Wireless’ long track record and leadership experience in IoT gives them unique insight into the many hurdles businesses must overcome to bring their connected products to market,” said Dan Shey, Managing Director and Vice President, B2B, ABI Research. “Having both connectivity management and device management on a single platform is a significant advantage that will allow users to leverage data from their devices and the network to drive their business. Sierra Wireless is also bringing the flexibility to access global MNOs over the air, which is a key factor in enabling the global IoT economy.”

“Nube uses Sierra Wireless’ device to cloud solution for our gas monitoring solution throughout Latin America, which helped us get to market faster than expected and better manage our devices in the field,” said Chris Gnanakone, CEO and Founder of Nube. “Now, with the integration of the SIM and subscription directly into the module, this will further streamline our manufacturing, reduce the total cost of our device and make our IoT operations even more efficient.”

Sierra Wireless is piloting the fully integrated solution with select customers, and it will be available for large scale deployments in the second half of 2017 in select embedded module and router products. These devices come pre-integrated with Smart SIM connectivity, the latest eUICC remote provisioning technology and the AirVantage® IoT Platform for application enablement—providing all of the IoT infrastructure needed to create, connect and manage IoT solutions.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

Sierra Wireless is exhibiting in the GSMA Innovation City, Hall 4, Stand #4A30 at Mobile World Congress 2017, February 27 – March 2, in Barcelona, Spain. To book a briefing at MWC please contact pr@sierrawireless.com.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirVantage” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 27, 2017